ISSUED ON BEHALF OF RELX PLC

Director/ PDMR Shareholdings

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Rose Thomson
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Grant of a conditional award over Ordinary Shares under the RELX Group plc Long Term Incentive Plan 2013.  There is no price payable on the grant or vesting of the award.  Vesting is subject to the achievement of performance conditions over a three year period between 1 January 2021 and 31 December 2023.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	41,114

d)	Aggregated information

	- Aggregated volume	41,114

	- Price	Nil

e)	Date of the transaction	2021-09-14

f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Grant of a one-off restricted share award over Ordinary Shares under the RELX Group plc Restricted Share Plan 2014 to compensate Ms Thomson for the forfeiture of awards from her former employer.  There is no price payable on the grant or vesting of the award.  Vesting is subject to her continued employment with the Group. 9,137 Ordinary Shares will vest in Q1 2022, and 13,704 Ordinary Shares will vest in Q1 2023.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	22,841

d)	Aggregated information

	- Aggregated volume	22,841

	- Price	Nil

e)	Date of the transaction	2021-09-14
f)	Place of the transaction	Outside of a trading venue